Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement Nos. 333-236659 and 333-236659-01
Dated September 29, 2021

3yrNC6m WFC Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus and the "Risk Considerations" on the following page, prior to making an investment decision.

SUMMARY TERMS	
Issuer:	JPMorgan Chase Financial Company LLC ("JPMorgan Financial")
Guarantor:	JPMorgan Chase & Co.
Underlying stock:	Common stock of Wells Fargo & Company (Bloomberg ticker: WFC UN Equity)
Early redemption:	If, on any determination date (other than the first and final determination dates), the closing price of the underlying stock is **greater than or equal** to the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed. **The securities will not be redeemed early on any contingent payment date if the closing price of the underlying stock is below the initial stock price on the related determination date.**
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:	• If, on any determination date, the closing price of the underlying stock is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of at least $0.27 (at least 2.70% of the stated principal amount) per security on the related contingent payment date. The actual contingent quarterly payment will be provided in the pricing supplement. • If, on any determination date, the closing price of the underlying stock is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date. **It is possible that the closing price of the underlying stock will be below the downside threshold level on most or all of the determination dates so that you will receive few or no contingent quarterly payments.**
Determination dates†:	January 10, 2022, April 8, 2022, July 8, 2022, October 10, 2022, January 9, 2023, April 10, 2023, July 10, 2023, October 9, 2023, January 8, 2024, April 8, 2024, July 8, 2024 and October 8, 2024
Contingent payment dates†:	January 13, 2022, April 13, 2022, July 13, 2022, October 13, 2022, January 12, 2023, April 13, 2023, July 13, 2023, October 12, 2023, January 11, 2024, April 11, 2024, July 11, 2024 and the maturity date
Payment at maturity:	• If the final stock price is **greater than or equal** to the downside threshold level: (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date • If the final stock price is **less** than the downside threshold level: (i) the stated principal amount *times* (ii) the stock performance factor. This cash payment will be less than 80% of the stated principal amount of the securities and could be zero.
Downside threshold level:	75% of the initial stock price
Initial stock price:	The closing price of the underlying stock on the pricing date
Final stock price:	The closing price of the underlying stock on the final determination date
Stock adjustment factor:	The stock adjustment factor is referenced in determining the closing price of the underlying stock and is set initially at 1.0 on the pricing date. The stock adjustment factor is subject to adjustment in the event of certain corporate events affecting the underlying stock.
Stock performance factor:	final stock price / initial stock price
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	Expected to be October 8, 2021
Original issue date (settlement date):	3 business days after the pricing date
Maturity date†:	October 11, 2024
CUSIP / ISIN:	46652Y349/ US46652Y3493
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/0001665650/000182912621010928/jpm_424b2.htm

†Subject to postponement

The estimated value of the securities on the pricing date will be provided in the pricing supplement and will not be less than $9.35 per $10 stated principal amount security. For information about the estimated value of the securities, which likely will be lower than the price you paid for the securities, please see the hyperlink above.

Any payment on the securities is subject to the credit risk of JPMorgan Financial as issuer of the securities, and the credit risk of JPMorgan Chase & Co., as guarantor of the securities.

Hypothetical Payout at Maturity (if the securities have not previously been redeemed)	
Change in Underlying Stock	**Payment at Maturity (excluding any coupon payable at maturity)**
50.00%	$10.000
40.00%	$10.000
30.00%	$10.000
20.00%	$10.000
10.00%	$10.000
5.00%	$10.000
0.00%	$10.000
-10.00%	$10.000
-20.00%	$10.000
-25.00%	$10.000
-25.01%	$7.499
-30.00%	$7.000
-40.00%	$6.000
-50.00%	$5.000
-60.00%	$4.000
-80.00%	$2.000
-100.00%	$0.000

Underlying Stock

For more information about the underlying stock, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks identified below are not exhaustive. Please see "Risk Factors" in the accompanying prospectus supplement, product supplement and preliminary pricing supplement for additional information.

Risks Relating to the Securities Generally

- The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.
- You will not receive any contingent quarterly payment for any quarterly period if the closing price of the underlying stock on the relevant determination date is less than the downside threshold level.
- The contingent quarterly payment is based solely on the closing prices of the underlying stock on the specified determination dates.
- The securities are subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., and any actual or anticipated changes to our or JPMorgan Chase & Co.'s credit ratings or credit spreads may adversely affect the market value of the securities.
- As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets.
- Investors will not participate in any appreciation of the underlying stock.
- Early redemption risk.
- Secondary trading may be limited.
- The final terms and valuation of the securities will be provided in the pricing supplement.
- The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to Conflicts of Interest

- Economic interests of the issuer, the guarantor, the calculation agent, the agent of the offering of the securities and other affiliates of the issuer may be different from those of investors.
- Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the securities.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

- The estimated value of the securities will be lower than the original issue price (price to public) of the securities.
- The estimated value of the securities does not represent future values of the securities and may differ from others' estimates.
- The estimated value of the securities is derived by reference to an internal funding rate.
- The value of the securities as published by J.P. Morgan Securities LLC (and which may be reflected on customer account statements) may be higher than the then-current estimated value of the securities for a limited time period.
- Secondary market prices of the securities will likely be lower than the original issue price of the securities.
- Secondary market prices of the securities will be impacted by many economic and market factors.

Risks Relating to the Underlying Stock

- Investing in the securities is not equivalent to investing in the underlying stock.
- No affiliation with Wells Fargo & Company
- We may engage in business with or involving Wells Fargo & Company without regard to your interests.
- Government legislative and regulatory actions, including sanctions, could adversely affect your investment in the securities.
- The anti-dilution protection for the underlying stock is limited and may be discretionary.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under "Additional Information about the Securities — Tax considerations" concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.